July 29, 2011

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz, Assistant Director
Ruairi Regan, Staff Attorney
Tim Buchmiller, Reviewing Attorney

Re:	CSR plc
Amendment No. 1 to Registration Statement on Form F-4
Filed July 6, 2011
File No. 333-173590

Ladies and Gentlemen:

CSR plc (“we” or the “Company”) submits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 15, 2011 (the “Amendment Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form F-4, filed April 19, 2011 (the “Registration Statement”).

We are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against the Registration Statement). Amendment No. 2 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Material Israeli Tax Consequences of the Merger, page 151

1.	We note from the statement in the first sentence of this section that you are providing a “summary” of material Israeli tax consequences. Since your tax counsel has provided short-form tax opinions, where such counsel merely confirms that the disclosure regarding the material tax consequences in the prospectus is such counsel’s opinion, the prospectus disclosure should be a complete discussion of the material tax consequences of the transaction. As such the disclosure in the prospectus should not be referred to as a “summary.” Please revise.

In response to the Staff’s comment, we have revised the disclosure, now on p. 152, accordingly.

Material Israeli Tax Consequences of the Merger, page 152

2.	We note the disclosure in the fourth paragraph on page 152 that exemptions from withholding may be available under certain tax treaties with Israel or certain provisions of Israeli tax law. With a view towards revised disclosure, please tell us why you are unable to provide legal opinions that describe clearly whether the investors will be subject to Israeli taxation and what exemptions are available or address the reasons for the uncertainty. In particular, please clarify why a U.S. person would not be able to claim the available exemptions.

In response to the Staff’s comment, we have revised the disclosure, now on p. 153, accordingly.

Securities and Exchange Commission

July 29, 2011

In addition to the aforementioned responses to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please direct your questions or comments to Steven V. Bernard at (650) 320-4658 (sbernard@wsgr.com) or to Brett Gladden at +44 1223 692168 (Brett.Gladden@csr.com). Thank you for your assistance.

Sincerely,

CSR plc

/s/ Will Gardiner Will Gardiner
Chief Financial Officer

cc:	Adam R. Dolinko, CSR plc

Brett N. Gladden, CSR plc

David J. Segre, Wilson Sonsini Goodrich & Rosati

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati

William Underhill, Slaughter and May

Julian Rae, Deloitte LLP

Stephen E. Gillette, Jones Day